January 23, 2006

Via EDGAR and Federal Express	Roger D. Linn
916.558.6064 direct
rlinn@weintraub.com
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	April Sifford
Mail Stop 7010

Re:	NutraCea
Form 10-KSB for the Fiscal Year Ended December 31,2004
Filed March 31, 2005

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005
Filed May 10, 2005 and August 15, 2005
Response Letter Dated December 20, 2005
File No. 0-32565

Dear Ms. Sifford:

On behalf of NutraCea, a California corporation (“NutraCea” or the“Company”), we are responding to the comments in the letter from you dated January 11, 2006 to the above NutraCea periodic reports. The responses below were provided by NutraCea, and have been numbered to correspond with the comments in the January 11, 2006 letter.

FORM 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm, page F-1

COMMENT 1:

The audit report should refer to the statement of stockholders’ equity and statement of comprehensive loss to be consistent with the titles used in the financial statements. Please revise accordingly.

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2006

RESPONSE TO COMMENT 1:

The audit report has been revised accordingly.

Note 9 - Commitments and Contingencies

Agreements, page F-15

COMMENT 2:

We have considered your response to our prior comment number three in our letter dated December 6, 2005. We cannot reconcile your response to this comment with the disclosures starting on the page F-15 regarding the agreements and the schedule provided to us in response to comment 11 in our letter dated October 21, 2005. For example, the disclosure on page F-15 refers to January 12, 2004 one year consulting agreement involving 4,000,000 warrants. The context of this disclosure indicates future services will be provided. Your schedule shows this to be expensed in the first quarter of 2004 in its entirety because no additional services were to be performed. For each agreement disclosed, tell us why no further services were to be performed as of the date of the agreements and amend these disclosures accordingly. If future services will be provided, we reissue our prior comment three.

RESPONSE TO COMMENT NO. 2

Of the various Agreements listed in Note 9 to the 10-KSB/A beginning at page F-15, a total of 13 consulting agreements provided for the immediate issuance of either stock or warrants/options at the time such consulting agreement was entered into. In each of these instances, the consulting agreement did not provide for any vesting schedule, repurchase right or condition the issuance of stock or warrants/options on any requirement that specific services be performed over the term of such consulting agreement. Consequently, it was the intention of both the Company and the consultant that such stock/warrant/option issuances made at the initiation of the consulting agreement were fully earned and non-forfeitable at the time the consulting agreement was entered into. Therefore, in these cases, of which the January 12, 2004 one year consulting agreement involving 4,000,000 warrants referred to in your comment number 2 is included, the entire amount of the stock or warrant/option issuance should be recognized and expensed at the time during each fiscal quarter that such consulting agreement was entered into. During the fiscal year 2004, these 13 consulting agreements with up-front stock or warrant issuances represented an aggregate of 1,667,930 shares of NutraCea common stock and 14,050,000 warrants/options exercisable into NutraCea common stock. Since 2004, the Company has endeavored to avoid or reduce such fully vested and unconditional stock/warrant grants with regard to service agreements where possible and to schedule the issuance of such stock/warrants over time frames commensurate with the service term.

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2006

Agreements, page F-18

COMMENT 3:

We have considered your response to our prior comment four in our letter dated December 6, 2005. Tell us the value assigned to the 6,000,000 warrants. Also, in accordance with Emerging Issue Task Force Issue (EITF) Number 00-18, paragraph 6, tell us the specific facts and circumstances you considered in reaching your conclusion that the warrants’ value should be immediately expensed, given the first year salary under the agreement is $50,000.

RESPONSE TO COMMENT 3

As previously discussed in our response to comment number 2 above, these warrants vested immediately and were expensed immediately as there was no specific future performance required by NutraCea in order for the warrants to be earned. The warrants were accounted for similar to a sign-on bonus.

Note 10-Preferred and Common Stock

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2006

Comment Stock, page F-21

COMMENT 4:

We have considered your response to our prior comment seven in our letter dated December 6, 2005. The disclosure you indicate in your response states the 5.5 million shares are restricted. This appears to conflict with your response to our comment six in our letter dated December 6, 2005, in which you state the restricted stock agreement was not adopted or ratified by the Board. Tell us why the description of this stock as restricted is appropriate, or revise your management discussion and analysis and footnote disclosures as appropriate to consistently describe the nature of the restricted stock agreement.

RESPONSE TO COMMENT 4

While the 5.5 million shares of NutraCea common stock issued in 2004 to Patricia McPeak were not subject to repurchase under the Restricted Stock Purchase Agreement, the shares were not covered by a registration statement when issued. Consequently, such shares were “restricted securities” as that term is defined under Rule 144(a)(3) of the Securities Act of 1933.

Note 11 - Stock Options and Warrants, page F-22

COMMENT 5:

We have considered your response to our prior comment eight in our letter dated December 6, 2005. We do not agree with your conclusion that the table of outstanding options is segregated into meaningful ranges, given the current stock price of the Registrant and the requirements of Statement of Financial Accounting Standards (SFAS) 123 paragraphs 46 through 48. Revise the table of outstanding options and warrants such that the range of $0.001 - $1.20 is divided into ranges meaningful for assessing the number and timing of additional shares that may be issued and cash that may be received.

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2006

RESPONSE TO COMMENT 5

We have revised the table of outstanding options and warrants appearing on page F-25 under Note 11 to further segment the ranges of exercise prices.

COMMENT 6:

Your response to our prior comment eight in our letter dated December 6, 2005, indicates options granted to employees were not under a stock-based compensation plan. Your policy in footnote two disclosing pro-forma results indicates you have issued options under such plans accounted for under the intrinsic method, and the disclosures under footnote 11 refer to the 2003 Stock Compensation plan. Revise footnote 11 to describe each plan, the accounting policy for each plan, and revise the tables to include outstanding options issued under stock compensation plans in accordance with SFAS 123, paragraph 45-48.

RESPONSE TO COMMENT 6:

Our response to your prior comment eight in your letter dated December 6, 2005, should have stated that the options granted to employees were not under a qualified incentive stock option plan. The options were granted under a non-statutory stock-based compensation plan. However, prior to 2005 there is not a formal plan document that has been prepared other than the 2003 Stock Compensation Plan. All options issued to employees have been granted under various non-qualified stock compensation plans and have been accounted for under the intrinsic method. The accounting policy for options granted to employees and the general terms of the options granted during 2003 and 2004 have been described in footnote 11.

Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, September 30, 2005

Agreements, page 8

Securities and Exchange Commission
Division of Corporate Finance
January 23, 2006

COMMENT 7:

We have considered your response to our prior comment 13 in our letter dated December 6, 2005. Your response did not address all the non-employee agreements disclosed in your Form 10-QSBs in 2005. We reissue our prior comment 13. Refer to EITF No. 00-18 for guidance.

RESPONSE TO COMMENT 7:

Warrants to purchase 500,000 shares of common stock vested immediately and were expensed immediately as there was no specific future performance required by NutraCea in order for the warrants to be earned. These warrants were accounted for similar to a sign-on bonus. The remaining 500,000 warrants vest over one year and are being expensed ratably over that year.

Conclusion

If you have any further comments or questions, please contact Chris Chediak or the undersigned at (916) 558-6000.

Very truly yours,

weintraub genshlea chediak
LAW CORPORATION

/s/ Roger D. Linn

Roger D. Linn

RDL:dmg

cc.	Brad Edson
Todd C. Crow